UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 26, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 26th, 2022

DATE, TIME AND PLACE: April 26th, 2022, at 11.30 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Alberto Mario Griselli, Elisabetta Paola Romano, Gesner José de Oliveira Filho, Herculano Aníbal Alves and Michele Valensise, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Messrs. Claudio Giovanni Ezio Ongaro and Flavia Maria Bittencourt.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To resolve on the Company’s Risk Appetite definition and to acknowledge on the Company’s Risk Indicators; (5) To resolve on the proposal of the Company’s Management by Objectives (“MBO”) program for the year 2022; (6) To resolve on the proposal for the 2022 grants of the Company’s Long Term Incentive Plan (”Plan”); (7) To acknowledge on the Company’s Long Term Incentive Plan (“Plan”) results for the 3rd year of the 2019 grant, 2nd year of the 2020 grant and 1st year of the 2021 grant, and to resolve on the calculation and payment form proposal; (8) Presentation on the results of the Board of Directors’ 2021 Annual Self-Assessment Questionnaire; (9) To acknowledge on the amendment of the Company’s Organizational Structure; and (10) To resolve on the composition of the Board of Directors and its advisory committees.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. April 26th, 2022

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on April 26th, 2022, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on April 13th and 26th, 2022, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on April 26th, 2022, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) Approved the Risk Appetite definition of the Company (Risk Appetite), under the Risk Management program for the year of 2022, according to the material presented and based on the favorable assessment of the CCR, recorded at its meeting held on April 26th, 2022, and acknowledged on the Risk Tolerance Indicators that will be monitored throughout the 2022 cycle.

(5) Approved the proposal of the Company’s MBO Program for the year of 2022, presented by Mrs. Maria Antonietta Russo, Human Resources & Organization Officer of the Company, based on the favorable assessment of the CR, at its meeting held on April 26th, 2022.

(6) Approved the 2022 grant of the Company’s Long Term Incentive Plan, presented by Mrs. Maria Antonietta Russo, Human Resources & Organization Officer of the Company, based on the CR’s favorable opinion, at its meeting held on April 26th, 2022.

(7) Regarding the Company’s Long Term Incentive Plans (“Plans”), previously approved by the Extraordinary Shareholders’ Meetings, held on April 19th, 2018 and March 30th, 2021, the Board Members acknowledged on the partial results for the 3rd vesting period related to the 2019 grant, and on the results for the 2nd vesting period related to the 2020 grant and for the 1st vesting period related to the 2021 grant, with which they agreed, and approved the proposal for the payment method, as follows: (a) transfer of all amounts due in shares, including dividends, as provided for in the Plan, as well as the transfer of the amount equivalent in cash in case of inactive beneficiaries (pro rata) or transferred to another company of the same group conglomerate; (b) for the transfer of shares, use of those which are held in treasury, as provided for in the Plan and under the terms of the Repurchase Program approved by the Company’s Board of Directors at its meeting held on May 5th, 2021; and (c) use of the Average Share Price, weighted by the financial volume estimated by B3 S.A. – Brasil, Bolsa e Balcão, considering the month of March 2022, which period is the same used to measure the performance of the Company’s shares in the calculation of the External KPI, for the purpose of converting the due amounts from dividends into additional shares and for cases where the conversion of shares for payment in cash will be necessary. The Company’s Board of Officers is authorized to perform all necessary acts to carry out the resolutions approved herein.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. April 26th, 2022

(8) Acknowledged on the results of the Self-Assessment Questionnaire, answered by the members of the Board of Directors, for the year 2021, and discussed the results and possible adjustments to the 2022 Work Plan, to improve their activities.

(9) The Board Members were informed about the adjustments proposed by the Company's management, in order to ensure the identification, measurement, management and adequate monitoring of corporate risks, through an integrated governance and approach between Compliance and Risk activities Management, according to the presentation made by Mr. Alberto Mario Griselli, Diretor Presidente (Chief Executive Officer) and member of this Board. In this sense, Risk Management activities, previously subordinated to the Company's Financial area, are now managed and coordinated by the Compliance area.

(10.1) The Board Members acknowledged on the resignation letters presented on April 22nd, 2022, with immediate effectiveness, by Messrs. Agostino Nuzzolo and Sabrina Di Batolomeo, related to the positions that they held in the Company, namely: members of this Board, members of the Control and Risks Committee (“CCR”), besides the position occupied by Mrs. Sabrina Di Batolomeo at the Environmental, Social & Governance Committee (“CESG”), and thanked their commitment and dedication in performing their duties throughout their terms of office.

(10.2) Due to the resignations presented, the Board members resolved, unanimously, to appoint Mr. Adrian Calaza, Argentinean, married, bachelor in Business Administration, bearer of the Spanish passport Nr. XDD931202, valid through August 24th, 2031, domiciled in Corso d’Italia 41, 00198, City of Rome, Italy, and Mrs. Michela Mossini, Italian, single, bachelor in Economy, bearer of the Italian passport Nr. YA5695649, valid through November 11th, 2023, domiciled in Corso d’Italia 41, 00198, City of Rome, Italy, as members of this Board of Directors, ad referendum of the next Annual or Extraordinary Shareholders’ Meeting of the Company, pursuant to the provisions of Article 150 of Law Nr. 6,404/1976 and Article 20, paragraph 2 of the Company's By-laws. The terms of investiture, other statements and documents will be presented in accordance with the applicable legislation.

In view of the above, the Board of Directors shall have the following composition: Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michela Mossini and Michele Valensise, all with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2023.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. April 26th, 2022

Additionally, the Board Members elected Messrs. Adrian Calaza and Michela Mossini as members of the CCR, which shall have the following composition: Messrs. Herculano Aníbal Alves, Adrian Calaza, Gesner José de Oliveira Filho, Michela Mossini and Michele Valensise.

The Board Members also elected Mrs. Michela Mossini as member of the CESG, which shall have the following composition: Messrs. Nicandro Durante, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Gesner José de Oliveira Filho and Michela Mossini.

It is registered the waiver of the Board members and CCR and CESG members elected, Messrs. Adrian Calaza and Michela Mossini, to the remuneration which they would be entitled in view of the positions taken in this opportunity.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), April 26th, 2022.

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: April 26, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer